SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                          (Amendment No.  16)*



                     BINDLEY WESTERN INDUSTRIES, INC.
                             (Name of Issuer)


                       COMMON STOCK, $.01 PAR VALUE
                      (Title of Class of Securities)


                                090324 10 4
                              (CUSIP Number)





     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [   ]Rule 13d-1(b)
     [   ]Rule 13d-1(c)
     [ X ]Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

CUSIP No.   090324 10 4

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     William E. Bindley
     I.R.S. Id. No. ###-##-####

2.   Check the Appropriate Box if a Member of a Group

     Inapplicable.

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power

     6,544,515 shares (1)

6.   Shared Voting Power

     80,320 (2)

7.   Sole Dispositive Power

     6,544,515 shares (1)

8.   Shared Dispositive Power

     80,320 (2)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     6,624,835 shares (1)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ X ]
     (3)

___________
(1)  Includes  presently  exercisable  stock options  to  purchase  619,264 shares.
(2) These shares are held by the Bindley Family Foundation, Inc. (the "BFF") and the J.T. Foundation, Inc. (the "JTF"). In the case of BFF, Mr. Bindley shares voting and dispositive power with three other directors. In the case of JTF, Mr. Bindley shares voting and dispositive power with two other directors.
(3)  Mr. Bindley disclaims ownership of 10,428 shares held by his spouse.

11.  Percent of Class Represented by Amount in Row (9)

     19.1%

12.  Type of Reporting Person

     IN

ITEM 1

     (a)  NAME OF ISSUER.

          Bindley Western Industries, Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

          8909 Purdue Road
          Indianapolis, Indiana 46268

ITEM 2

     (a)  NAME OF PERSON FILING.

          William E. Bindley

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

          8909 Purdue Road
          Indianapolis, Indiana 46268

     (c)  CITIZENSHIP.

          United States of America.

     (d)  TITLE OF CLASS OF SECURITIES.

          Common Stock, $.01 par value.

     (e)  CUSIP NUMBER.

          090324 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          (a) [   ] Broker  or  dealer  registered  under Section 15 of the
                    Act;

          (b) [   ] Bank as defined in Section 3(a)(6) of the Act;

          (c) [   ] Insurance Company as defined in Section  3(a)(19) of the
                    Act;

          (d) [   ] Investment Company registered under Section  8  of  the
                    Investment Company Act of 1940;

          (e) [   ] An   investment  adviser  in  accordance  with  Section
                    240.13d-1(b)(1)(ii)(E);

          (f) [   ] An  employee   benefit   plan,  or  endowment  fund  in
                    accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g) [   ] A  parent  holding  company  or   control   person   in
                    accordance with Section 240.13d-1(b)(1)(ii)(G);

          (h) [   ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

          (i) [   ] A church plan that is excluded from the definition of
                    an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j) [   ] Group,    in    accordance   with   Section    240.13d-
                    1(b)(1)(ii)(J).

          Inapplicable.

ITEM 4.   OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     The following information is provided as of December 31, 1999.

     (a)  AMOUNT BENEFICIALLY OWNED:

          6,624,835 shares (1)

     (b)  PERCENT OF CLASS:

          19.1%

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)  Sole power to vote or to direct the vote:

               6,544,515 (1)

          (ii) Shared power to vote or to direct the vote:

               80,320 (2)

          (iii)Sole power to dispose or to direct the disposition of:

               6,544,515 (1)

          (iv) Shared power to dispose or to direct the disposition of:

               80,320 (2)
________________
(1)  Includes  presently  exercisable  stock  options to  purchase  619,264 shares.
(2) These shares are held by the Bindley Family Foundation, Inc. (the "BFF") and the J.T. Foundation, Inc. (the "JTF"). In the case of BFF, Mr. Bindley shares voting and dispositive power with three other directors. In the case of JTF, Mr. Bindley shares voting and dispositive power with two other directors.

ITEM 5.OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Inapplicable.

ITEM 6.OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Inapplicable.

ITEM 7.IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Inapplicable.

ITEM 8.IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Inapplicable.

ITEM 9.NOTICE OF DISSOLUTION OF GROUP.

          Inapplicable.

ITEM 10.  CERTIFICATIONS.

          Inapplicable.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2000              /S/ WILLIAM E. BINDLEY
                                      William E. Bindley